THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 20, 2009

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

RE:	Cormac Mining Inc.
Form S-1 Registration and Forms 10-K
and 10-Q
SEC File No. 333-153140

Dear Mr. Owings:

     In response to your letter dated June 25, 2009, please be advised as follows:

Post-Effective Amendment No. 1

     1. The language in the registration statement has been revised to state that the offering period is 270 days from the date of the prospectus. As discussed with John Lucas, the original prospectus was never distributed as a result of the death Peter Hill. Accordingly no shares were offered or sold.

Form 10-K for fiscal year ended December 31, 2008

     2. The revision requested has been provided.

Form 10-Q for quarter ended March 31, 2009

     3. The material deficiencies have been described.

Securities and Exchange Commission
RE:	Cormac Mining Inc.
Form S-1, 10-K and 10-Q
No. 333-153140
July 20, 2009
Page 2

     4. The disclosure has been revised to reflect that the disclosure controls and procedures were not effective.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

By: CONRAD C. LYSIAK
Conrad C. Lysiak